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                              December 31, 2020

       Jean-Jacques Charhon
       Chief Financial Officer
       Laureate Education, Inc.
       650 S. Exeter Street
       Baltimore, Maryland 21202

                                                        Re: Laureate Education,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-38002

       Dear Mr. Charhon:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2019

       Board Committees, page 13

   1. In future filings, please discuss whether, and if so how, your nominating and governance committee considers
diversity in identifying nominees for director. Refer to Item
                                                        407(c)(2)(vi) of
Regulation S-K.
       Exhibits

   2. We note that Article X of your Amended and Restated Certificate of Incorporation provides that the Court
of Chancery of the State of Delaware is the sole and exclusive
                                                        forum for    any
derivative action or proceeding brought on behalf of the Corporation.    In
                                                        future filings, please
disclose whether this provision applies to actions arising under the
                                                        Exchange Act and the
Securities Act. In that regard, we note that Section 27 of the
                                                        Exchange Act creates
exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or the rules and regulations thereunder. If
 Jean-Jacques Charhon
Laureate Education, Inc.
December 31, 2020
Page 2
         this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         In future filings, please include disclosure to address any questions of enforceability. In addition, you should also consider providing risk factor disclosure in future filings, as applicable, that discusses the risks to investors of limiting the forums in which to bring claims.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797
with any questions.



FirstName LastNameJean-Jacques Charhon                          Sincerely,
Comapany NameLaureate Education, Inc.
                                                                Division of
Corporation Finance
December 31, 2020 Page 2                                        Office of Trade
& Services
FirstName LastName